

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 24, 2013

Via E-Mail

Mark Munro
Chief Executive Officer
Intercloud Systems, Inc.
2500 N. Military Trail, Suite 275
Boca Raton, Florida 33431

> **Re:** **Intercloud Systems, Inc.**
> **(Formerly Genesis Group Holdings, Inc.)**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed March 26, 2013**
> **File No. 333-185293**
> **Form 10-K**
> **Filed April 1, 2013**
> **File No. 000-32037**

Dear Mr. Munro:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your disclosure on page 27 that you are controlled by a small group of existing stockholders. Please supplementally advise us as to whether you anticipate being a controlled company after consummation of this offering. If so, please revise your disclosure throughout your prospectus as appropriate.

2. Please provide the disclosure required by Item 505 of Regulation S-K.

Prospectus Summary, page 2

3. Please revise this section to discuss briefly your auditor's opinion that there is a substantial doubt about your ability to continue as a going concern.

Our Corporate Information, page 6

4. Please briefly describe the "reduced disclosure about our executive compensation arrangements" that you are entitled to give as an emerging growth company.

The Offering, page 7

5. Please disclose in this section the issuance to the underwriter as underwriting compensation of warrants exercisable for 5% of the shares of common stock being sold in this offering.

6. On page 8, please revise your disclosure to indicate whether the number of shares outstanding includes the common shares underlying the warrants to be issued to the underwriter as compensation.

7. We reviewed the revisions to your disclosure in response to comment 11 in our letter dated January 4, 2013. Where you explain how you determined the number of shares of common stock to be outstanding immediately after the offering, please start with the number of shares of common stock outstanding as of the most recent balance sheet included in the filing. Also, where you list the items that are excluded in determining of the number of shares of common stock to be outstanding immediately after the offering, please revise to disclose the aggregate number of potential common shares that are excluded. In addition, please revise the first, second, third and fourth bullet points on page 8 to disclose the number of common shares into which each series of preferred stock would be convertible into immediately after the offering based on the offering price range. Finally, lease revise the sixth bullet point to disclose the number of common shares issuable upon exercise of the warrants based on the number of common shares you expect to be outstanding immediately after the offering. Please note that revisions to your disclosure regarding the number of shares of common stock excluded in determining of the number of shares of common stock to be outstanding immediately after the offering should also be made in the Capitalization section on page 33.

Summary Pro Forma Combined Condensed Financial Data, page 11

8. Please tell us why the Series F convertible preferred stock is not included in the amount of other liabilities including long-term debt presented in balance sheet data on page 12. Please also tell us why the caption "temporary equity including long-term debt" is appropriate given that temporary equity does not include long-term debt.

Mark Munro
Genesis Group Holdings, Inc.
April 24, 2013
Page 3

<u>Risk Factors, page 13</u>

9. We note that you have deleted the risk factor associated with your status as an emerging growth company. Please include this risk factor, or tell us why you do not think it describes a risk that is material to your company.

<u>Risks Related to our Common Stock and this Offering, page 25</u>

<u>Our amended and restated certificate of incorporation and amended and restated bylaws, …, page 28</u>

10. Please revise the second to last bullet point to state that you have eliminated the right of stockholders to call a special meeting, rather than "limit[ed]" their right to call a special meeting.

<u>Capitalization, page 33</u>

11. Please disclose the carrying amount of outstanding promissory notes which will be converted into shares of common stock in item (iii) of the second bullet point on page 33. Please also disclose the fair value of the shares of common stock issued pursuant to the second amendment to the MidMarket Loan Agreement in item (iv) of the second bullet point on page 33.

12. It appears that the 40,000 shares of common stock classified as temporary equity will be outstanding on a pro forma and pro forma as adjusted basis. Please revise the caption which indicates that there will be no common stock subject to the put option on a pro forma and pro forma as adjusted basis or otherwise advise.

13. The actual amounts presented for additional paid-in capital and accumulated deficit on page 34 differ from the amounts presented in the Consolidated Balance Sheets on page F-3. Please revise or advise.

14. Please tell us how you derived the number of shares issued and outstanding on a pro forma basis. In doing so, please reconcile to the number of shares issued and outstanding on an actual basis.

15. Please disclose the number of shares of common stock issuable upon the conversion of the Series F preferred stock, Series G preferred stock, Series H preferred stock, Series I preferred stock, and upon the exercise of stock purchase warrants in the bullet points on page 34 and in the bullet points on pages 36 and 37. Please also disclose the number of shares of common stock issuable upon the exercise of stock purchase warrants in the fifth bullet point on page 37.

16. Please revise the second bullet point on page 34 to explain why Series G Preferred Stock is not included in the actual, pro forma, or pro forma as adjusted columns of the capitalization table.

17. Please revise the third bullet point on page 34 to clarify whether you expect to redeem the Series H preferred stock for cash or whether you expect the Series H preferred stock to be converted to common shares and the basis for this expectation.

Dilution, page 36

18. Please explain to us why the number of shares of common stock purchased or to be purchased from you, the total consideration paid or to be paid and the average price per share paid or to be paid by existing stockholders assumes the conversion of all remaining outstanding shares of preferred stock into common stock based on the initial public offering price as opposed to the actual cash consideration received.

Unaudited Pro Forma Combined Condensed Financial Information, page 40

Unaudited Proforma Combined Condensed Balance Sheets, page 42

19. Please revise to include the number of common shares outstanding on a historical and pro forma combined basis. Please provide and cross reference to accompanying footnote disclosure, as necessary, to explain how you computed each of the adjustments to historical common shares outstanding to arrive at pro forma common shares outstanding.

Unaudited Proforma Combined Condensed Statement of Operations, page 43

20. We note that there are no pro forma adjustments for the income tax effects of the acquired entities. Normally, tax effects should be calculated with reference to statutory tax rates in effect during the periods for which the pro forma income statements are presented. Please revise or advise.

Debt Financing, page 44

21. Please tell us and disclose how the adjustment to interest expense described in note (ee) takes into consideration amortization of deferred loan costs.

22. Please tell us and disclose how you have recognized the warrants issued in connection with the Mid Market Loan Agreement in the pro forma statement of operations.

Telco Professional Services (probable acquisition), page 45 and IPC Systems, Inc. (probable acquisition), page 46

23. Please revise notes (e) and (n) to disclose with more specificity the terms of the contingent consideration arrangements for the Telco and IPC acquisitions and how you determined the fair value of the contingent consideration in each case.

24. Please revise notes (f) and (o) to disclose the number of shares of common stock to be issued as consideration, the assumed fair value per share, and the basis therefor.

25. The pro forma balance sheet should reflect an adjustment to retained earnings for direct and incremental costs of the IPC and Telco acquisitions. Please tell us where this adjustment is included or revise to include it.

Stock Offering, page 47

26. Please revise note (r) to indicate how you arrived at the $35.2 million in net proceeds expected to be received in the offering; e.g., based on X number of shares at Y price. Please also revise this note to explain that the pro forma adjustment of $33.7 million is based on $35.2 in net proceeds less $1.5 million in net proceeds to be used to redeem Series F Preferred Shares.

Conversion of Preferred Stock into Common Stock, page 47

27. Please disclose how you determined the number of common shares into which each class of Preferred Stock would be converted. Disclose why the assumed number of common shares to be issued on conversion here is significantly different than the number of common shares shown on page F-21 as potential common shares for each of these classes of Preferred Stock.

28. Tell us why the pro forma amounts do not reflect the conversion of Series A and D Preferred Stock as if these conversions occurred at the beginning of the period presented.

29. Please revise note (s) to show how you computed the amounts of the adjustments to common stock and additional paid in capital under the column heading Proforma Adjustments – Offering in the proforma combined condense balance sheets. Please also disclose how you computed the amount of preferred stock dividends to exclude.

Pro Forma Shares, page 48

30. Please tell us how the common shares to be issued in connection with the Telco and IPC acquisitions (valued at $4,012,147 and $701,756, respectively) are reflected in the pro forma weighted average common shares outstanding for basic earnings per share.

31. Please tell us why it is appropriate to include shares potentially issuable under the contingent consideration arrangements for Telco and IPC in weighted average common shares outstanding used in computing basic earnings per share.

32. Please revise your disclosure in the fourth bullet point to clarify the number of pro forma shares included in pro forma diluted weighted average common shares outstanding attributed to warrants.

33. Please show us how to derive the weighted average number of common shares outstanding used in computing combined pro forma diluted earnings per share based on the information disclosed in footnote (2) on page 48.

34. Please disclose why the assumed number of common shares to be issued on conversion of Series H and I Preferred Stock and exercise of warrants in this footnote is significantly different than the number of common shares shown on page F-21 as potential common shares for Series H and I Preferred Stock and warrants.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 49

Components of Results of Operations, page 53
Fair Value of Embedded Derivatives, page 55

35. Please disclose the number of shares of common stock issuable upon the exercise of warrants issued pursuant to the MidMarket Loan Agreement and UTA Note and Warrant Purchase Agreement as of the most recent balance sheet date.

Income Taxes, page 56

36. We note that the amounts of the current and deferred provisions for income taxes differ from the amounts disclosed in note 11 to your financial statements. Please revise or advise.

Results of Operations, page 57

37. We reviewed the additional disclosure provided in response to comment 26 in our letter dated January 4, 2013 and understand the decrease in salaries and wages in 2012 was a result of a significant decrease in the amount of stock compensation charges in 2012. Please revise your disclosure to elaborate on the reasons for the decrease in stock compensation, including whether the decreased expense was driven by a decrease in per unit value or quantity of share based compensation units issued. Also, we note that the amount of stock compensation for the most recent year differs from the amount disclosed in the financial statements. Please revise or advise.

Liquidity, Capital Resources, and Cash Flows, page 60

38. We note your disclosure that as of December 31, 2012 you were in default under certain covenants of the MidMarket Loan Agreement, the lenders waived certain financial covenants and other defaults under the agreement, and you amended the agreement including the covenants. Please expand your disclosure to describe the nature of your default under the agreement, the waivers provided by the lenders, and the amendments to the agreement.

39. Please discuss in a reasonable amount of detail your working capital deficit, payments due by period for the next several periods, and the course of action you intend to take to remedy any liquidity deficiency. You should also incorporate a discussion of the cash obligations associated with redeemable preferred stock outstanding as of the most recent balance sheet date, including their maturity and/or redemption dates, and the ramifications if you are not able to settle a redemption demand. Finally, please identify and separately describe internal and external sources of liquidity and briefly discuss any material unused sources of liquid assets or state there are none. Refer to Item 303 of Regulation S-K.

40. Please discuss in a reasonable amount of detail the reasons why the ending balance of accounts receivable at December 31, 2012 is so significant relative to annual revenues for the year ended December 31, 2012. Please indicate whether this is typical, provide an analysis of days' sales outstanding and address the impacts on your liquidity.

41. Please discuss each outstanding debt instrument that is in default, the contractual ramifications of such default and the reasonably likely impacts on your liquidity.

Critical accounting policies and estimates, page 63

Goodwill and Intangible Assets, page 65

42. Please tell us whether you are at risk of failing step one of the goodwill impairment test discussed in ASC 350-20-35-4 through 35-19 because the reporting unit has a fair value that is not substantially in excess of carrying value. If so, please tell us your consideration of disclosing:

- The percentage by which fair value exceeded carrying value as of the date of the most recent test;
- The methods and key assumptions used and how the key assumptions were determined;
- The degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible; and
- The potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

If not, please disclose that the fair value of your reporting unit is substantially in excess of carrying value.

Business, page 69

Our Recent and Pending Acquisitions, page 69
ADEX Corporation, page 70

43. We note that the purchase consideration disclosed in the first paragraph differs from the disclosure on page F-26. Please revise or advise.

Certain Relationships and Related Party Transactions, page 93

44. With respect to the note from Mr. Caudill, please disclose the information required by Item 404(a)(5) of Regulation S-K.

Principal Stockholders, page 95

45. We note your response to comment 43 in our letter dated January 4, 2013 and reissue that comment. Please disclose the name of the natural person(s) or the public company that has ultimate voting or investment control over the shares held by Great American Life Insurance Company, Great American Insurance Company or the Mark Munro 1996 Charitable Remainder Trust.

Description of Capital Stock, page 97

Preferred Stock, page 98

46. We note that the number of authorized shares of Series E and Series F convertible preferred stock differ from the number of authorized shares disclosed in the consolidated balance sheet. Please revise or advise.

Underwriting, page 110

47. Please include in a footnote to the table on page 110 indicating that the table does not include the fair value of the warrants to be issued to the underwriter in connection with the offering, the non-accountable expense allowance to be paid to the underwriter or the underwriter's expenses, all of which are described further below. Refer to Item 508(e) of Regulation S-K.

Exhibit Index, page 114

48. We note your response to comment 93 in our letter dated January 4, 2013. It does not appear that you filed your interactive data files. Please file your interactive data files with your next amendment.

49. We note your response to comment 94 in our letter dated January 4, 2013. It appears that the filed copies of the Loan and Security Agreement and its amendment do not contain the exhibits and schedules thereto. Please file complete copies of all material contracts. In addition, please delete the indication in the exhibit index that you have omitted such schedules and exhibits from Exhibit 10.24.

50. Please file as exhibits the form of warrant and warrant agreement associated with the warrants to be issued to the underwriter.

Index to Financial Statements, page 119

51. Please tell us your consideration of providing financial statements of ERFS pursuant to Rule 8-04 of Regulation S-X and including ERFS in the pro forma financial information included in the prospectus. If you do not believe the acquisition is significant enough to trigger the financial statement requirements, please provide us the details of your significance computations.

52. We note based on Form 8-K filed April 19, 2013 you consummated the acquisition of AW Solutions, Inc. on April 15, 2013. Please tell us whether and when you expect to file financial statements and related pro forma information for AW Solutions, Inc. pursuant to Rules 8-04 and 8-05 of Regulation S-X. If you do not believe the acquisition is significant enough to trigger the financial statement requirements, please provide us the details of your significance computations.

Consolidated Balance Sheets, page F-3

53. We reviewed your response to comment 51 in our letter dated January 4, 2013. Please help us understand your response and the related disclosure provided on page F-44 as it relates to the fair value of the Series A Preferred Stock at issuance. In this regard, your disclosure that the 2 million shares of Series A Preferred Stock issued on November 1, 2011 had a fair market value of $.01 per share seems inconsistent with your disclosure that the aggregate consideration for the issuance of Series A Preferred Stock amounted to $2 million.

54. Based on your disclosures on page F-44, we understand the Series B convertible preferred stock is redeemable for $1,000 per share and are currently redeemable. At each balance sheet date, it appears you have recorded the outstanding Series B preferred shares based on their issuance date fair value, or cash received, as opposed to recording the shares at their redemption value, pursuant to GAAP and your disclosed accounting policy on page F-19. Please revise or advise. In addition, please note that increases in the carrying amount of redeemable preferred shares from the issuance date fair value to their redemption amount should reduce income available to common stockholders in the calculation of earnings per share. As such, tell us your consideration of whether your earnings per share computations and disclosure should be revised to treat changes in the

carrying amount of redeemable preferred shares in the same manner as dividends on nonredeemable stock. Refer to ASC 480-10-S99.

55. It appears that each class of securities presented in the temporary equity section of the balance sheet is redeemable for cash. As such, please revise the line item descriptions in the temporary equity section of the balance sheet to identify each class of redeemable securities as redeemable common or preferred stock.

Consolidated Statements of Operations, page F-4

56. Please tell us what the line item captioned "equity loss attributable to affiliate" represents and revise the line item caption to clarify its nature. If this line item represents equity in losses of equity method investees, please refer to Rule 5-03 of Regulation S-X and tell us your basis for presenting equity method income or loss below net loss. We also note the line items on the statements of stockholders' deficit and statements of cash flows captioned "distribution to non-controlling interest" in the same amount as the statements of operations line item captioned "equity loss attributable to affiliate." Please tell us whether these line items all relate to the same activity, and if so, please revise the line item captions on the statements of stockholders' deficit and statements of cash flows for consistency and clarity. If the line items on the statements of changes in stockholders' deficit and statements of cash flows represent equity method income (loss), please tell us the basis for recording the amounts as an increase in accumulated deficit and as financing cash flows, respectively.

57. It appears you had net income, as opposed to net loss, of $16,448 attributable to non-controlling interests. Please revise the line item caption accordingly or otherwise advise.

58. Please show us in detail how you computed total preferred stock dividends, including the amount of dividends accrued for each series of Preferred Stock outstanding; e.g., provide the number of shares outstanding by class, the dividend rate for each class, and the period of accrual. Tell us your consideration of providing footnote disclosure of this same information.

59. Please tell us why it makes sense for you to record a significant income tax benefit for the year ended December 31, 2012 considering your history of significant and recurring losses.

Consolidated Statements of Cash Flows, page F-6

60. We reviewed your response to comment 52 in our letter dated January 4, 2013. Please reconcile for us the amount disclosed on the Statements of Cash Flows for "fair value of shares issued to officer" to the Statement of Changes in Stockholders Deficit. In addition, please tell us how this transaction is disclosed in the notes to your financial statements.

61. Please tell us why depreciation and amortization expense differs from the aggregate amount of depreciation and amortization expense for 2012 disclosed in Notes 5 and 6.

62. We note the adjustments to reconcile net loss to net cash used in operations include a line item for the issuance of shares in lieu of interest. Please tell us what this line item represents and why the issuance of shares in lieu of interest is properly classified as an adjustment to reconcile net loss to net cash used in operations.

63. Please tell us how the forfeiture of officers' compensation in 2011 is disclosed in the Statements of Changes in Stockholders' Deficit or Statements of Operations and why the amounts for each year are properly classified as an adjustment to reconcile net loss to net cash used in operations.

64. It appears that the change in the fair value of derivative liability included in adjustments to reconcile net loss to net cash used in operations should be presented as an increase in cash used in operating activities. Please revise or advise.

65. We note that non-cash investing and financing activities in 2012 include issuance of shares to lenders ($193,944), common stock issued for loan modification ($610,000) and issuance of shares in lieu of interest ($42,500). Please tell us how these transactions are presented in the Statements of Changes in Stockholders' Deficit.

66. We note that non-cash investing and financing activities in 2011 include preferred stock issued on debt conversion ($365,870) and redeemable common stock ($141,607). Please tell us where these transactions are disclosed in the notes to financial statements.

Notes to Consolidated Financial Statements, page F-7

67. Please tell us your consideration of disclosing a description of the 2012 Performance Incentive Plan and the Employee Stock Purchase Plan, including the general terms of awards that may be granted under the plans.

2. Restatement, page F-8

68. Please revise the consolidated statements of operations data to include non-controlling interest, dividends accrued on preferred stock and net loss attributable to InterCloud Systems.

3. Summary of Significant Accounting Policies, page F-14

Basis of Presentations and Going Concern, page F-14

Going Concern, page F-15

69. We reviewed your response to comment 72 in our letter dated January 4, 2013 and the
related revisions to your disclosure. As previously indicated, filings containing
accountant's reports that are qualified as a result of questions about an entity's continued
existence must contain appropriate and prominent disclosure of the registrant's financial
difficulties and *viable plans* to overcome those difficulties. As such, please further revise
your disclosures to include a reasonably detailed discussion of how you intend to
generate sufficient cash to support your operations during the twelve month period
following the date of the financial statements. This discussion should be updated on a
quarterly basis. Refer to section 607.02 of the Codification of Financial Reporting
Releases.

Principles of Consolidation and Accounting for Investment in Affiliate Company, page F-15

70. Please disclose how earnings and losses are attributed between you and the 51% owner of
RM Engineering.

Impairment of Long-Lived Assets and Goodwill, page F-16

71. We reviewed the additional disclosures you included pursuant to comment 57 in our
letter dated January 4, 2013. It appears the accounting policy disclosure regarding
impairment of indefinite-lived intangible assets and goodwill is not consistent with
GAAP which provides that impairment tests for these assets should consist of
comparisons of fair value to carrying amount, as opposed to comparisons of undiscounted
expected future cash flows to carrying amount. Refer to ASC 350-20-35 and ASC 350-
30-35 regarding the subsequent measurement of goodwill and other indefinite-lived
intangibles, respectively and revise your accounting policy disclosure accordingly. In
addition, please tell us whether this has any impact on your assessment of impairment for
the periods presented.

4. Acquisitions and Deconsolidation of Subsidiary, page F-24

72. Please disclose the amounts of acquisition-related costs and the line item in the
Statements of Operations in which the expenses are recognized. Refer to ADSC 805-10-
50-2f.

73. Please tell us why 575 shares of Series F preferred stock is presented as a liability. Please
also tell us how you determined the fair value of the liability and why fair value differs
from the liquidation preference.

2012 Acquisitions, page F-26

74. Regarding the final purchase consideration for the acquisitions of TNS, the ADEX
    entities and ERFS at the bottom of page 26, please tell us why the note in amount of
    $1,332,668 is not included in the total purchase price of the ADEX entities.

Notes – Contingent Consideration, page F-28

75. It appears there are inconsistencies between the purchase and contingent consideration
    provisions in your acquisition agreements as described in this footnote and as described
    starting on page 69 of the Business section of the prospectus. Please revise for
    consistency. In doing so, please ensure you have provided footnote disclosure regarding
    all pertinent terms of the contingent consideration provisions for each acquisition as it
    appears certain of the acquisition agreements provided more than one earn-out provision.
    For each contingent consideration arrangement, please disclose:

    - How the fair value of the contingent consideration was determined;
    - Whether the obligation for the contingent consideration is classified as a liability or
      equity, the basis for such classification and the resulting impact on your accounting
      for subsequent measurements of the contingent consideration;
    - An estimate of the range of outcomes, including whether the maximum amount of the
      payment is unlimited; and
    - Any changes in the range of outcomes and the reasons for the changes.

    Refer to ASC 805-30-25-6 and ASC 805-30-50.

RM Engineering, page F-29

76. We note that the fair value of contingent consideration disclosed in the second sentence
    differs from the amount disclosed on page F-24. Please revise or advise.

2012 Deconsolidation, page F-29

Deconsolidation of Digital Comm, Inc. Subsidiary, page F-29

77. Please tell us in more detail your basis for deconsolidating an entity with negative net
    assets and recurring losses and recording a gain on the deconsolidation, considering the
    60% interest in the entity was sold to a related party, the consideration you received was
    a promissory note that was written off as uncollectible immediately following the sale,
    and based on your disclosures in the second to last paragraph on page 93, which seems to
    suggest you have significant continuing involvement with this entity. In addition, please
    tell us your consideration of disclosing: (i) the amount at which your investment (or
    liability in this case) is carried as well as the difference between the amount at which the
    liability is carried and the amount of the underlying net liabilities of Digital Comm, Inc.

and (ii) summarized information about the assets, liabilities and results of operations of Digital Comm, Inc.. Please refer to ASC 323-10-50.

9. Term Loans, page F-32

Term Loan – MidMarket Capital, page F-34

78. Your disclosure in bullet number 9 on page F-10 that you issued to the lender warrants to purchase up to 3% of the Company's common stock on a fully-diluted basis is inconsistent with your disclosure on page F-35 that the warrants are exercisable for 10% (and later amended to 11.5%) of fully-diluted shares. Please revise or advise.

79. Please revise to disclose the number of shares of common stock issuable upon exercise of warrants held by UTA and MidMarket Capital at each balance sheet date.

10. Derivative Instruments, page F-38

80. Please revise your disclosures to be more specific in terms of which instruments are recorded as derivative instruments. For example, instead of disclosing that you issued warrants to one of your lenders in 2010 and another of your lenders in 2012, clearly indicate that the warrants issued in connection with UTA notes payable in 2010 and the MidMarket term loans in 2012 are accounted for as derivative liabilities.

81. Please tell us the assumptions used to determine the fair value of the MidMarket warrants upon issuance and at the December 31, 2012 balance sheet date. Tell us the number of shares into which the warrants were exercisable at December 31, 2012 and your consideration of the reasonableness of the fair value determined for the warrants considering the number of common shares into which the warrants were exercisable and the fair value of your common shares at issuance and on December 31, 2012.

11. Income Taxes, page F-40

82. We reviewed your response to comment 66 in our letter dated January 4, 2013 and the related revisions to your disclosures. Please tell us why you believe differences between the tax basis of assets and liabilities, such as derivative liabilities and debt discount, are permanent in nature and not deferred tax or temporary items.

83. We note that net deferred tax liabilities increased $2,374,356 from December 31, 2011 to December 31, 2012. Since the deferred income tax provision or benefit should be based on the net change in deferred tax items, please help us understand how you concluded you have a deferred income tax *benefit* of $2,800,972.

84. Please explain to us in a reasonable amount of detail how the deferred tax liability labeled "Section 481 adjustment" was derived and why you will recognize $4,565,000 of income over the period 2012 through 2015 as a result of a change from cash to accrual

accounting for the three acquired entities. Please also disclose any potential limitations on your ability to realize this income.

85. Please tell us how your classification of deferred tax assets and liabilities on the Consolidated Balance Sheets comply with the guidance in ASC 740-10-45-4 through ASC 740-10-45-13.

14. Stockholders' Deficit, page F-42

86. We reviewed your response to comment 67 in our letter dated January 4, 2013 and note the additional disclosure regarding how you determine the value at which to record preferred stock issuances on page F-23. Please also disclose how you determine the value at which to record common stock issued in connection with acquisitions, in connection with debt conversions and settlements and in connection with loan modifications, similar to the information you provided in your correspondence. Otherwise tell us where to locate these disclosures.

Preferred Stock, page F-44

87. In the interest of clear and prominent disclosure of the future cash obligations attendant to redeemable preferred shares, please move your disclosures regarding redeemable preferred stock to a separate footnote captioned "Redeemable Preferred Stocks" separate and apart from your Stockholders' Deficit footnote. Refer to section 211.04 of the Codification of ASRs and FRRs.

88. For each series of preferred stock outstanding, please disclose the number of common shares into which the preferred stock is convertible at each balance sheet date. Please note we are looking for disclosure of a specific number of common shares; e.g., you should disclose that the Series B Preferred Stock is convertible into X number of shares at December 31, 2012 and Y number of shares at December 31, 2011, which is based on each Series B Preferred Share being convertible into .00134% of the Company's total common stock outstanding on a fully-diluted basis. Please also disclose the total shares of common stock outstanding on a fully-diluted basis at December 31, 2012 and December 31, 2011, for purposes of computing the number of shares into which each series of preferred stock is convertible.

89. For each series of preferred stock, please tell us the specific conversion terms of the embedded conversion features and explain how you concluded the embedded conversion feature in each case did not require bifurcation and separate accounting as a mark to market derivative liability.

90. You disclose on page F-44 that in June 2011, you sold *and received subscriptions* for the sale of 15,000 shares of Series B Preferred Stock at $1,000 per share. Based on your balance sheet as well as the table on page F-47, it appears you recorded this transaction at

the $15,000 in proceeds received. Please revise your disclosure to clarify whether you sold 15 shares for $1,000 per share, or whether you sold 15,000 shares for $1 per share.

91. Please disclose the redemption terms of the Series C Preferred Stock.

92. You disclose that Series D preferred stock is classified outside of permanent equity because such shares can be redeemed for cash, though the shares are not currently redeemable. Please disclose the events and circumstances under which these shares will become redeemable or probable of redemption. Please also revise your disclosure on page F-45 under the Series D subheading which indicates the Series D Preferred Stock is non-redeemable to clarify the redemption terms of these shares.

93. Please revise your disclosure here and elsewhere throughout the document to clarify whether the Series G preferred shares have been issued or are contingently issuable. Also clearly state if and how you have recognized these shares in the financial statements and why. Please be sure to address your accounting for any dividends attributed to these shares, as we note your disclosure that holders of Series G Preferred Stock are entitled to receive cumulative dividends at a rate of 12% per annum payable quarterly, beginning on September 30, 2012.

TNS, Inc. Financial Statements and Independent Auditor's Report, page F-51

Note 2: Summary of Significant Accounting Policies, page F-57

Revenue Recognition, page F-58

94. Please revise to disclose whether revenues are recognized as services are performed, and if not, please explain why.

Note 6: Subsequent Events, page F-60

95. We note the disclosure that upon completion of an underwritten offering on Form S-1, you will issue to the former TNS, Inc. shareholders additional shares of your common stock. Please tell us where this is disclosed in the InterCloud Systems, Inc. financial statements, how this provision is accounted for and the basis in GAAP for your accounting.

ADEX Corporation Financial Statements and Independent Auditor's Report, page F-71

Note D- Income Taxes, page F-80

96. We reissue comment 84 in our letter dated January 4, 2013 as it does not appear you addressed the comment. Please disclose the provision for income taxes for each year presented and revise the amounts to conform to the amounts presented in the statements of operations.

Note G – Subsequent Events, page F-81

97. Please review these disclosures regarding the ADEX Agreement for consistency with disclosures regarding the ADEX Agreement in the InterCloud Systems, Inc. financial statements and revise as appropriate for consistency.

Telco Professional Services and Handset Testing Divisions Audited Financial Statements, page F-108

General

98. The financial statements must reflect all costs of doing business, including an allocation of costs incurred on the divisions' behalf by the parent company. Based on your disclosures under Note B – Basis of Presentation, it does not appear these financial statements comply with that requirement. As such, please tell us in detail how you have complied with each provision in ASC 225-10-S99-3. If you believe these requirements are impracticable to apply, any request to substitute statements of assets and liabilities assumed and statements of revenues and direct expenses in lieu of the full financial statements or carve-outs should be directed to the Division of Corporation Finance's Office of the Chief Accountant.

99. Please refer to ASC 805-50-S99-1 which requires that parent company debt secured by divisional assets be reflected in the divisional financial statements. Tell us how you have complied with this guidance in light of your disclosure on page F-115 that accounts receivable are used as collateral for a master revolving line of credit between the divisions' parent company and a commercial bank.

Statement of Changes in Divisional Net Assets, page F-110

100.   Fiscal 2012 net income does not agree to net income on the Divisional Statements of Income. The ending balance of divisional net assets at December 31, 2012 does not agree to the Divisional Balance Sheets. Net divisional transfers in 2012 do not agree to the Divisional Statements of Cash Flows. Please revise the financial statements to address each of these discrepancies.

Integration Partners – NY Corporation Financial Statements and Independent Auditor's Report, page F-117

Note 2: Summary of Significant Accounting Policies, page F-123

Revenue Recognition, page F-124

101.   Please disclose your revenue recognition policy for separately priced maintenance agreements on products and services.

Warranty Costs, page F-126

102.   Please disclose why a reserve for warranties is not necessary at December 31, 2012 and December 31, 2011.

Exhibit 23.3 Auditors Consent

103.   We note the auditors' report on page F-99 covers the financial statements as of and for the two years ended December 31, 2011. Please have your auditors revise their consent to incorporate both periods covered by the audit report.

Form 10-K for Fiscal Year Ended December 31, 2012

General

104.   Please address the applicable comments above.

      Please contact Robyn Manuel, Staff Accountant, at (202) 551-3823 or William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have any questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or Lilyanna Peyser, Special Counsel, at (202) 551-3222 with any other questions.

      Sincerely,

      /s/ Lilyanna L. Peyser for

      Mara L. Ransom
      Assistant Director